Contacts:
Jennifer St. Louis	Peter Cauley
Corporate Communications	Chief Financial Officer
DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 196	905-415-0310 ext. 271
jlouis@datamirror.com	pcauley@datamirror.com

DataMirror Forms Strategic Partnership with The Normandy Group

Partnership with Cognos Pinnacle Partner to Deliver Business Continuity, Data
Integration, and Compliance Solutions to Normandy Group Customers

MARKHAM, CANADA – (April 18, 2005) – DataMirror® today announced a partnership with solution provider, The Normandy Group, to offer real-time data integration, business continuity, and regulatory compliance solutions to Normandy Group clients. The partnership will leverage DataMirror’s industry-leading software, including iCluster®, Transformation Server® and, LiveAudit® to extend The Normandy Group’s business intelligence, business process, and enterprise resource planning business practices.

The Normandy Group will serve as a systems integrator partner to offer customized solutions featuring DataMirror software to its existing client base. The Normandy Group will expand its customers’ use of information technology with the addition of iCluster, Transformation Server, and LiveAudit for high availability, disaster recovery, real-time data integration, and auditing purposes. In particular, The Normandy Group will leverage DataMirror software solutions to enhance data warehouse and business intelligence solutions from Cognos, along with business process analysis solutions implemented by CommerceQuest.

“With such a strong reputation for delivering solutions that meet specific business needs, DataMirror is excited about the addition of The Normandy Group to our existing partner ecosystem,” says Stewart Ritchie, Senior Vice-President, Worldwide Sales, DataMirror. “The addition of DataMirror technology enhances the business intelligence, data warehouse, and business process solutions of existing Normandy Group customers by delivering real-time data integration capabilities that facilitate continuous access to accurate information.”

The Normandy Group is a Cognos Pinnacle Partner and was recently named ScanSource Partner of the Year. The consultancy focuses its expertise in the financial services, manufacturing, healthcare, retail, utilities, and telecommunications sectors. DataMirror offers more than ten years of leadership with best-of-breed, real-time integration software solutions.

“We are excited about the partnership with DataMirror and what their industry-leading software provides for our customers,” said Charles Burke, CEO, The Normandy Group. “The partnership with DataMirror enhances our ability to provide customers with world-class integrated solutions to achieve their business goals and objectives.”

The Normandy Group is a DataMirror Platinum Partner.

About The Normandy Group

The Normandy Group is committed to the success of their clients as a premier provider of innovative business solutions that encompass the people, process, and technology components necessary to create business value. Additionally, it is The Normandy Group’s mission to exceed the client’s expectations and give them a competitive edge in today’s challenging business climate. They support growth and emerging clients with top professionals in business and technology. Protocol (i)™ is the company’s proprietary framework known as a standard for delivering scalable and secure business solutions.

The Normandy Group’s unique approach to performance management, process improvement, and the application of industry best-practices enables their clients to be first to market with leading-edge solutions realizing tremendous competitive advantages. The new pace of business requires a more forward thinking vision, greater agility in the marketplace, and a faster, more nimble response to changing demands. For more information, visit www.thenormandygroup.com.

About DataMirror

DataMirror (NASDAQ: DMCX; TSX: DMC), a leading provider of real-time data integration, protection, audit and java database solutions, improves the integrity and reliability of information across all of the systems that create and store data.  DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise.  DataMirror helps customers make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

Over 2,000 companies have gained tangible business benefits from DataMirror software, including Debenhams, FedEx Ground, First American Bank, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad.  DataMirror is headquartered in Markham, Canada and has offices around the globe.  For more information, visit www.datamirror.com.

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“Safe Harbour” Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation’s business which are not historical facts, are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror’s operating results and could cause DataMirror’s actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror’s software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2005 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.